SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Names of Filing Persons (Offerors))

Preferred Shares, no par value, and American Depository Shares	105530109
(Title of classes of securities)	(CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party: N/A
Form of Registration No.:	N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly held CNPJ/MF No. 02.558.134/0001-58 NIRE No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly held CNPJ/MF No. 33.000.118/0001-79 NIRE No. 33300152580

Communication to the Market

Tele Norte Leste Participações S.A. (“TNLP”), and its subsidiary Telemar Norte Leste S.A. (“Telemar”), hereby disclose that on May 27, 2008 they sent to the Investor Relations Officer of Brasil Telecom Participações S.A. (“BrTP”) the letter transcribed below:

“Brasil Telecom Participações S.A.

Attn. Investor Relations Officer

Paulo Narcélio Simões Amaral

With copy to the Brazilian Securities and Exchange Commission - CVM

Attn. Elizabeth Lopez Rios Machado

Dear Sirs,

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary TELEMAR NORTE LESTE S.A., a publicly-held company headquartered at Rua General Polidoro 99, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Entities Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 33.000.118/0001-79, (hereinafter referred to as “TELEMAR”), pursuant to article 12 of CVM Instruction No. 358, disclose the acquisition to-date by Telemar, through COPART 1 PARTICIPAÇÕES S.A., a company that is headquartered at Rua Humberto de Campos, 425, 5 floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ/MF under No. 09.338.797/0001-06 (“COPART 1”), and that is indirectly controlled by Telemar, of 11,828,700 (eleven million, eight hundred twenty eight thousand and seven hundred), or 15.50%, of preferred shares (BRTP4) issued by Brasil Telecom Participações S.A. (“BRTPART”), a publicly-held company, enrolled with the CNPJ/MF under No. 02.570.688/0001-70 (“the Shares”).

According to the Material Fact disclosed on May 8, 2008, TNLP and Telemar intend to purchase up to 76.645.842 (seventy six million, six hundred forty five thousand and eight hundred forty two) preferred shares of BRTP4 from BRTPART, which represent up to one-third of the outstanding BRTP4 shares.

Therefore, TNLP and Telemar reiterate their intention to, subject to market conditions, acquire through their indirect subsidiaries BRT preferred shares in the market or by means of tender offers up to their acquisition of the aforementioned number of shares.

In addition, according to the Material Fact disclosed on May 8, 2008, TNLP and Telemar also hereby disclose that the number of preferred shares they, directly or indirectly, purchase in the open market will be subtracted from the number of preferred shares that will be the object of the tender offers referred to in such Material Fact, so that TNLP and Telemar will acquire only up to one-third of the outstanding preferred shares of BRT.

TNLP and TELEMAR disclose that they do not directly or indirectly hold: debentures convertible into shares, shares, warrants, subscription rights of shares and call options of any type or class of shares of BRT, except for those mentioned in previous communications.

In addition, TNLP and TELEMAR disclose that they did not enter into any agreements or contracts regulating voting rights or the negotiation of securities issued by BRT.

Sincerely,

Telemar Norte Leste S.A.

José Luís Magalhães Salazar

Investor Relations Officer”

Rio de Janeiro, May 28, 2008

José Luís Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A

Telemar Norte Leste S.A.

Important Information

This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A. (“BRTP”) and Brasil Telecom S.A. (“BRTO”). The proposed tender offers for portions of the preferred shares of BRTP and BRTO described in this communication have not commenced.

Any offer to purchase or the solicitation of an offer to sell any preferred shares of BRTP or BRTO, including the preferred shares underlying the American Depositary Receipts of BRTP or BRTO, will be made only pursuant to offers to purchase and related materials that Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. intend to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of the offers. We urge shareholders who are eligible to participate in these tender offers to carefully read the offers to purchase and related materials relating to these tender offers when they become available and prior to making any decisions with respect to these tender offers as these documents will contain important information about these tender offers.

Following the filing with the Commission of the offers to purchase and related materials relating to the tender offers for the preferred shares of BRTP and BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.